[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 10, 2018

Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Cushing® MLP & Infrastructure Total Return Fund

Registration Statement on Form N-2

(File Nos. 333-225523 and 811-22072)

Dear Ms. Vroman-Lee:

Thank you for your telephonic comments received on July 10, 2018 regarding the registration statement on Form N-2 (the “Registration Statement”) filed by The Cushing® MLP & Infrastructure Total Return Fund (the “Fund”) on June 8, 2018 with the Securities and Exchange Commission (the “SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Cover Page

Comment 1.	In the subscription rights prospectus supplement, provide a tabular example of dilution. The current disclosure only provides a narrative description.

Response	The Fund has revised the disclosure as requested.

Comment 2.	Disclose the strategy that enables the fund to obtain a “high after-tax” total return as opposed to a high total return. Also disclose that the Fund will be treated as a “C” corporation and the tax consequences of operating as a “C” corporation.

Response	The reference to “high after-tax” total return in the Fund’s investment objective is not intended to connote a particular investment strategy beyond that which is disclosed in the prospectus and statement of additional information. Instead, it is intended to convey that in seeking total return, the Fund takes into account the tax consequences of its status as a C corporation and seeks a high total return after giving effect to the Fund’s income tax expenses. The Fund respectfully submits that the investment objective, as currently stated, properly expresses the objective of the Fund and the prospectus adequately describes the Fund’s principal investment strategies. The Fund believes that its investment objective is understood by the market and notes that a similar investment objective is utilized by one of its primary peer funds, Kayne Anderson MLP Investment Company (811-21593) (“to obtain a high after-tax total return by investing at least 85% of our total assets in public and private investments in MLPs and other Midstream Energy Companies”).

Securities and Exchange Commission

August 10, 2018

The Fund notes that the Fund’s status as a C corporation is disclosed on the inside front cover page under the heading “Tax Treatment of the Fund.” The Fund has added additional disclosure under that heading regarding the consequences of being a C Corporation.

Comment 3.	The last sentence under the heading “Investment Strategy” on the cover page states, “The Fund will invest no more than 25% of Managed Assets in securities of energy MLPs that are ‘qualified publicly traded partnerships’ under the Code.” Delete “energy,” as all MLPs are limited to 25%, not just energy MLPs.

Response	The Fund has revised the disclosure as requested.

Prospectus Summary

Investment Characteristics

Comment 4.	In the first bullet, remove the term “predictable,” as this is overly broad. Also, with respect to this same bullet, clarify the meaning of “cash flow,” as it is used here. For example, does cash flow in this context refer to distributions received by the Fund in the form of cash.

Response	The Fund has revised the disclosure as requested.

Comment 5.	Please provide a balanced list of investment characteristics, not just positive characteristics. For example, governance and standard of care could favor the sponsor and may not reflect a fiduciary standard; potential conflicts of interest between the MLPs and the GP; concentrated exposure to energy sector.

Response	Under the heading “Prospectus Summary—Investment Characteristics,” adjacent to the bullet points the Fund has added cross references to the risk factor disclosure contained in the Prospectus. The Fund respectfully submits that the Fund sets forth extensive disclosure regarding these and other risks under the headings “Prospectus Summary—Special Risk Considerations and Risk” and that the bullet points read together with these risk factors provides balanced disclosure regarding the Fund’s investments. The Fund respectfully submits that its disclosure, as revised, is consistent with the Instruction to Item 4(2) of Form N-2 which provides that the synopsis should provide “clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information.”

Distributions

Comment 6.	In the first paragraph, it states that a portion of the Fund’s distributions may be characterized as return of capital. Are these “returns of capital for tax purposes.” If yes, please specify.

Response	The Fund has revised the disclosure as requested.

Securities and Exchange Commission

August 10, 2018

Comment 7.	Please explain why 100% of the Fund’s distributions are return of capital. Include on the cover page or more prominently that distributions comprised 100% of return of capital.

Response	The Fund’s distributions are characterized as return of capital when and to the extent the Fund’s distributions exceed current earnings and profits and accumulated earnings and profits. To the extent that the Fund invests in the equity securities of an MLP that is treated as a partnership under the Code, the Fund is a partner in such MLP. Accordingly, the Fund includes in its taxable income the Fund’s allocable share of the income, gains, losses, deductions and credits recognized by each such MLP. Historically, MLPs have been able to offset a significant portion of their income with tax deductions. The portion, if any, of a distribution received by the Fund from an MLP that is offset by the MLP’s tax deductions, losses or credits is treated as a return of capital because it is a distribution by the MLP in excess of the MLP’s current earnings and profits and accumulated earnings and profits. For the fiscal year ended November 30, 2017, the characteristics of the distributions received from MLPs in which the Fund was invested resulted in 100% of the Fund’s distributions being characterized as return of capital.

The Fund has added disclosure to the cover page regarding the portion of the Fund’s distributions that were return of capital for the fiscal year ended November 30, 2017.

Comment 8.	In the second paragraph, it states, “[E]ffective on February 20, 2018, the Fund adopted a policy to limit its investments in securities of MLPs that are ‘qualified publicly traded partnerships’ under the Code to no more than 25% of the Fund’s Managed Assets in order to allow the Fund to manage its portfolio in a manner intended to allow the Fund to qualify and elect to be treated as RIC for U.S. federal income tax purposes beginning in the Fund’s fiscal year ending November 30, 2018.” Please include this disclosure regarding this change in the Fund’s investment strategy section.

Response	The Fund has revised the disclosure as requested.

Comment 9.	In the second paragraph, it states that “As a result, the Fund’s expects that a lesser percentage of future distributions will be treated as a return of capital for U.S. federal income tax purposes.” Please explain why this change results in a lesser percentage of future distributions as return of capital.

Response	As noted in response 8 above, the Fund’s return of capital distributions generally result from the characterization of the distributions received by the Fund from MLPs in which it invests. To the extent that the Fund invests a greater percentage of its assets in issuers that are classified as C corporations for U.S. federal tax purposes, a greater percentage of the cash flow received by the Fund from its portfolio investments is likely to consist of ordinary income, resulting a smaller percentage of future distributions by the Fund being treated as return of capital. The Fund has revised the disclosure to also clarify that a larger percentage of its distributions will likely be treated as ordinary income.

Securities and Exchange Commission

August 10, 2018

Special Risk Considerations

Comment 10.	Under the heading “Arbitrage Risk,” include disclosure noting that the Fund will use derivatives to achieve leverage.

Response	The Fund has added the requested disclosure.

Summary of Fund Expenses

Comment 11.	We understand that the Fund may invest in securities of other investment companies. Please disclose any acquired fund fees and expenses, if applicable.

Response	For the fiscal year ended November 30, 2017, acquired fund fees and expenses did not exceed 0.01% of average net assets of the Fund, and therefore the line item has been omitted pursuant to Instruction 10(a) to Item 3(1) of Form N-2. The Fund confirms that if in future years acquired fund fees and expenses exceed 0.01%, a separate line item will be included.

Comment 12.	Because the Fund is currently a “C” corporation until November of 2018, please include a current income tax expense and deferred income tax expense line item in the fee table.

Response	The Fund has revised the fee table as requested.

Comment 13.	The disclosure states that the Fund will engage in short sales. Please confirm any expenses related to short sales are included in the fee table, if applicable.

Response	The Fund confirms that expenses, if any, related to short sales are included in the fee table.

Comment 14.	If the Investment Adviser can recoup expenses waived or reimbursed, then recoupment terms must be noted in a footnote and are subject to following conditions: (1) amounts may be recouped only within three years from that date when an amount is waived or reimbursed; (2) the Fund must be able to make the repayment to the Investment Adviser without exceeding the net expense ratio limit in place at the time such amounts were waived; and (3) the Fund must be able to make the repayment to the Investment Adviser without exceeding its then current net expense ratio limit at the time of repayment.

Response	Amounts waived or reimbursed by the Investment Adviser are not subject to recoupment.

Securities and Exchange Commission

August 10, 2018

Risks

Comment 15.	With respect to the disclosure included under the heading “Convertible Instruments Risk,” please confirm supplementally whether the Fund will be investing in contingent convertible securities (“CoCos”)? If yes, we may have additional comments.

Response	Investing in contingent convertible securities is not a principal investment strategy of the Fund.

Management of the Fund—Portfolio Management

Comment 16.	Please disclose whether the portfolio managers are jointly primarily responsible for the day-to-day management of the Fund’s portfolio.

Response	The Fund has revised the disclosure as requested.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy